Conflict Minerals Report
For the reporting period from January 1, 2017 to December 31, 2017

Introduction

This Conflict Minerals Report (“CMR”) of Tractor Supply Company (“we,” “our,” and the “Company”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”) for the reporting period January 1, 2017 to December 31, 2017. The purpose of this CMR is to describe the measures the Company has taken to exercise due diligence on the source and chain of custody of any columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten (collectively, the “3TG Minerals”), related to certain products that the Company contracts to be manufactured.

Applicability of the Conflict Minerals Rule to Tractor Supply Company

The Company does not manufacture any of the products that it sells. A significant portion of the Company’s sales are from national brand merchandise. Our exclusive brand products represented 31.5% of the Company’s fiscal 2017 net sales. The Company is subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it exercises over the materials, parts, ingredients or components of some of its exclusive brand products that contain necessary 3TG Minerals. However, for a portion of the Company’s exclusive brand products, it exercises no or minimal influence over the materials, parts, ingredients or components of the products. Due to this minimal influence, the Conflict Minerals Rule does not require the Company to include those products and the related vendors in its conflict minerals disclosures. Since the Company contracts to manufacture certain exclusive brand products for which the 3TG Minerals are necessary to the functionality or production of those products (the “Covered Products”), the Company has prepared and has filed this CMR and a Specialized Disclosure Report (“Form SD”) with the Securities and Exchange Commission (“SEC”). As 3TG Minerals are necessary to the Covered Products, the Company is committed to tracing the origin of the 3TG Minerals to ensure its sourcing practices do not support conflict or human rights abuses in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

The Company does not do any direct business with any smelters or refiners of 3TG Minerals, so it has limited influence over them. As a “downstream” company (which means a company between the smelter or refiner and the consumer), the Company must rely on its vendors to provide accurate, reliable information about 3TG Minerals in its supply chain and rely on industry efforts to influence smelters and refiners. The Company also believes that, in most cases, it is several or more vendor tiers removed from the smelters and refiners of 3TG Minerals used in its products. In addition, most of the vendors for the Company’s exclusive brand products are private companies, which are not otherwise required to comply with the Conflict Minerals Rule.

Product Description

This CMR relates to the Company’s Covered Products during calendar year 2017. The Company does not manufacture any of the products that it sells. We do have influence over the materials, parts, ingredients or components of certain of our exclusive brand products. Our due diligence included vendors of exclusively branded products, where we have influence over the manufacturing, which are primarily import vendors.

The major product categories listed below are the same five categories that we use for purposes of our periodic reports filed with the SEC that cover all of the products that we sell. While only a portion of the products that we sell are exclusive brand products, they are spread across all of our major product categories. Our major product categories are:

•	Equine, livestock, pet and small animal products, including items necessary for their health, care, growth and containment;

•	Hardware, truck, towing and tool products;

•	Seasonal products, including heating, lawn and garden items, power equipment, gifts and toys;

•	Work/recreational clothing and footwear; and

•	Maintenance products for agricultural and rural use.

Reasonable Country of Origin Inquiry (“RCOI”) Description

To implement the RCOI, the Company’s suppliers that were identified as in-scope for conflict minerals regulatory purposes were engaged to collect information regarding the presence and sourcing of 3TG Minerals used in the products supplied to the Company. Information was collected and stored using an online platform provided by a third-party vendor, Source Intelligence (the “Service Provider”).

The Company engaged its suppliers in this process through the following steps:

•	An email was sent to the Company’s suppliers describing the compliance requirements and requesting conflict minerals information;

•	Multiple reminder emails were sent to each non-responsive supplier requesting survey completion; and

•
Suppliers who remained non-responsive to these email reminders were contacted by phone and offered assistance. This assistance included, but was not limited to, further information about the Company’s 3TG Minerals compliance program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

There was an escalation process for suppliers who continued to be non-responsive after the above contacts were made. The program utilized the Conflict Minerals Reporting Template as developed by the Responsible Minerals Initiative (the “RMI”) for data collection.

Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG Minerals, as well as the origin of those materials. Follow up was conducted with additional supplier contacts to address issues including implausible statements regarding no presence of 3TG Minerals, incomplete data on the Conflict Minerals Reporting Template, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelters or refiners, but not verified as such through further analysis and research.

RCOI Results

A total of 156 suppliers were identified as in-scope for conflict mineral regulatory purposes, and they were contacted as part of the RCOI process. The survey response rate among these suppliers was 100%. Of these responding suppliers, 12% responded “yes” as to having one or more of the 3TG Minerals as necessary to the functionality or production of the products they supply to the Company.

Due Diligence Framework Used

Our due diligence measures have been designed to conform, in all material respects, to the internationally recognized due diligence framework provided by the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (the “OECD Due Diligence Guidance”). The OECD Due Diligence Guidance identifies five due diligence steps:

Step 1: Establish Strong Company Management Systems
Step 2: Identify and Assess Risk in the Supply Chain
Step 3: Design and Implement a Strategy to Respond to Identified Risks

Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Step 5: Report on Supply Chain Due Diligence

Our due diligence program execution for 2017 according to the OECD Due Diligence Guidance is discussed below.

Due Diligence Program Execution

In this section, we provide a non-exhaustive description of the due diligence measures we took for 2017 pursuant to our 3TG Minerals compliance program, our Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Due Diligence Guidance.

Step 1: Establish Strong Company Management Systems

We have a Conflict Minerals Policy related to the sourcing of 3TG Minerals. The Conflict Minerals Policy is publicly available at http://ir.tractorsupply.com/stewardship.

The Company has an internal team of employees responsible for maintaining the compliance program, comprised of team members in accounting, internal audit, legal, risk assessment and investor relations. The leadership of the Company received periodic updates regarding our 3TG Minerals compliance program.

The internal team has been trained on the Conflict Minerals Rule and our 3TG Minerals compliance program. Other team members within the Company are also informed about the Conflict Minerals Rule and our Conflict Minerals Policy. We supplemented our internal compliance team with outside professionals. We engaged our Service Provider to collect and aggregate data from vendors to complement our own internal management processes.

We used the Conflict Minerals Reporting Template to obtain information from our vendors concerning the sources of the 3TG Minerals used by them and other information concerning their compliance activities.

We communicated our sourcing expectations relating to 3TG Minerals to vendors through our Vendor Requirements Manual. We communicated to all our Covered Product vendors that the Company would no longer accept any products that contain 3TG Minerals from the DRC or an adjoining country unless the 3TG Minerals could be verified as coming from a conflict free smelter or refiner and that they should develop policies and procedures to prevent materials that are not DRC conflict free from entering our supply chain. Our existing Out Here Hotline is our mechanism for team members, vendors and other interested parties to be able to report concerns about unethical behavior including violations of our Conflict Minerals Policy. Violations can be reported through our confidential hotline at 1-833-882-5837 or our secure and confidential website located at www.outhereline.ethicspoint.com.

The Service Provider, on our behalf, sent communications to our vendors of Covered Products concerning the requirements of the Conflict Minerals Rule and our 3TG Minerals compliance program, including instructions on how to complete the Conflict Minerals Reporting Template. Through the Service Provider, vendors were also offered access to a vendor education portal, including e-mail addresses and telephone numbers for questions and guidance for responding to our information requests.

Step 2: Identify and Assess Risk in the Supply Chain

We decided to send the Conflict Minerals Reporting Template to each of our Covered Product vendors. We identified these Covered Products through a process involving our internal product development team and input from our Service Provider based on its experience with other retailers and other industries.

The Service Provider sent reminders to each non-responsive vendor requesting that they register with the Service Provider’s system and complete our Conflict Minerals Reporting Template. If a vendor continued to be non-responsive, the Service Provider was required to notify us. Our personnel followed up with the non-responsive vendors requesting the vendor’s participation.

If a vendor who used 3TG Minerals in its manufacturing process did not identify the smelters or refiners of 3TG Minerals in its Conflict Minerals Reporting Template, the Service Provider attempted to obtain information about the suppliers of 3TG Minerals for the vendor’s products by making inquiries of the vendor’s identified suppliers. Follow-up inquiries were made by the Service Provider to vendors to address other incomplete responses or where vendors indicated sources of their 3TG Minerals that were unknown to the Service Provider.

If an entity identified as a smelter or refiner by a vendor was confirmed by the Service Provider to be a smelter or refiner, the Service Provider examined whether the smelter or refiner was certified as conflict free by the RMI, the London Bullion Market Association (the “LBMA”) or the Responsible Jewelry Council (the “RJC”). If the identified smelter or refiner was not certified by one of these independent third-parties, the Service Provider attempted to directly contact the smelter or refiner to gain more information about its sourcing practices.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Summaries of vendor responses were provided to the Company. Under our internal procedures, if a vendor response indicates that a product we contracted to manufacture contained 3TG Minerals from the DRC or an adjoining country that was not verified by an independent third-party as coming from a conflict free smelter or refiner, the Company will be notified and the vendor contacted. The Company will take appropriate actions to transition the 3TG Minerals in the product to a source coming from outside of the DRC or an adjoining country or to a vendor having been verified by an independent third-party as a conformant smelter or refiner. We will track any future violations of our policy by the vendor who supplied the identified product and stop doing business with the vendor if it is unwilling or unable to comply with our policy. Based on vendor responses for 2017, no such notifications were made under these procedures.

Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, we used information made available by the RMI, LBMA and RJC concerning their independent third-party audits of smelters and refiners, but did not, and were not required to, obtain our own independent private sector audit of this CMR.

Step 5: Report on Supply Chain Due Diligence

The Company publicly reports on due diligence for responsible supply chains from conflict-affected and high-risk areas in order to generate public confidence in the measures the Company is taking and pursuant to the Conflict Minerals Rule. In this regard, Form SD and its accompanying CMR are filed with the SEC annually and the CMR is publicly available at http://ir.tractorsupply.com/stewardship.

Smelter and Refiner Information

We do not do any direct business with any smelters or refiners of 3TG Minerals, so we have limited influence over them. As a “downstream” company (which means a company between the smelter or refiner and the consumer), we must rely on our vendors to provide accurate, reliable information about 3TG Minerals in our supply chain and rely on industry efforts to influence smelters and refiners. We also believe that, in most cases, we are several or more vendor tiers removed from the smelters and refiners of 3TG Minerals used in our products. In addition, most of the vendors for our Covered Products are private companies, which are not otherwise required to comply with the Conflict Minerals Rule.

Smelters and Refiners

We requested each of our “upstream” suppliers of Covered Products to complete the Conflict Minerals Due Diligence Template to identify the smelters and refiners it used with respect to its 3TG Minerals and associated countries of origin. Based on the information that was provided by our suppliers and otherwise obtained through the due diligence process, we believe that, to the extent reasonably determinable by the Company, the facilities that were used to process the 3TG Minerals contained in our Covered Products included the smelters and refiners listed below:

Mineral	Smelter or Refiner Name	Country Location of Smelter or Refiner	Conformant Status
Gold	Argor-Heraeus S.A.	Switzerland	Conformant
Gold	Asahi Refining Canada Ltd.	Canada	Conformant
Gold	Asahi Refining USA Inc.	United States of America	Conformant
Gold	Heraeus Metals Hong Kong Ltd.	China	Conformant
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany	Conformant
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	Conformant
Gold	LS-NIKKO Copper Inc.	South Korea	Conformant
Gold	Materion	United States of America	Conformant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	Conformant
Gold	Metalor USA Refining Corporation	United States of America	Conformant
Gold	Royal Canadian Mint	Canada	Conformant
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Conformant
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	Conformant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	Conformant
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China	Conformant
Tin	EM Vinto	Bolivia	Conformant
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	Active
Tin	Huichang Jinshunda Tin Co., Ltd.	China	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Tin	Metallo Belgium N.V.	Belgium	Conformant
Tin	Mineracao Taboca S.A.	Brazil	Conformant
Tin	Minsur	Peru	Conformant
Tin	Mitsubishi Materials Corporation	Japan	Conformant
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	Conformant
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	Conformant
Tin	Thaisarco	Thailand	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant
Tin	Yunnan Tin Company Limited	China	Conformant
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China	Conformant
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	Conformant
Tungsten	Global Tungsten & Powders Corp.	United States of America	Conformant
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	Conformant
Tungsten	Xiamen Tungsten Co., Ltd.	China	Conformant

“Conformant” means that a smelter or refiner has been audited by an independent third-party and has been determined to be in compliance with the Responsible Mineral Assurance Process standards (“RMAP”) as established by the RMI. Conformant status also applies to smelters or refiners for which a re-audit is currently in process. Those smelters or refiners that are currently under re-audit were found to be conformant in their most recent audit cycle.

“Active” means that a smelter or refiner has committed to the RMAP standards but an audit of such facility by an independent third-party has not yet been completed.

“Known” means that a smelter or refiner has been identified as a RMI Standard Smelter but is not listed as “Conformant” or “Active”.

In connection with our due diligence, 33 unique smelters and refiners were identified by our vendors of Covered Products as being part of the vendors’ supply chains during 2017. Of those 33 unique smelters and refiners:

•	32 have been determined to be conformant. Smelters and refiners were not necessarily conformant for all or part of 2017 and may not continue to be conformant for any future period.

•	One was indicated as being an active smelter in 2017.

All of the smelter and refiner information was furnished to us by vendors based on the specific products supplied to us. Only products that we contract to manufacture that contain 3TG Minerals that are necessary to the functionality or production of the products are subject to disclosure under the Conflict Minerals Rule. The certification status of the conflict free smelters and refiners noted above has been updated through April 26, 2018 and is based solely on the status as made publicly available by the RMI, LBMA or RJC, without independent verification by us.

Countries of Origin

Although we do not have sufficient information to conclusively determine the countries of origin of the 3TG Minerals in our products, the identified countries of origin of the 3TG Minerals processed by the smelters and refiners listed in the table above may have included the countries listed in the table below. The listed countries of origin are derived from information provided by vendors or through the outreach, review of information and additional research conducted by the Service Provider.

Angola	Egypt	Madagascar	Singapore
Argentina	Estonia	Malaysia	Slovakia
Australia	Ethiopia	Mexico	South Africa
Austria	France	Mongolia	South Sudan
Belgium	Germany	Morocco	Spain
Bermuda	Guyana	Mozambique	Suriname
Bolivia	Hong Kong	Myanmar	Switzerland
Brazil	Hungary	Namibia	Taiwan
Burundi	India	Netherlands	Tanzania
Cambodia	Indonesia	Niger	Thailand
Canada	Ireland	Nigeria	Turkey
Central African Republic	Israel	Papua New Guinea	Uganda
Chile	Ivory Coast	Peru	United Arab Emirates
China	Japan	Philippines	United Kingdom
Colombia	Jersey	Poland	United States of America
Congo (Brazzaville)	Kazakhstan	Portugal	Uzbekistan
Czech Republic	Kenya	Russian Federation	Vietnam
Djibouti	South Korea	Rwanda	Zambia
DRC- Congo (Kinshasa)	Laos	Saudi Arabia	Zimbabwe
Ecuador	Luxembourg	Sierra Leone

In addition, some of the listed smelters and refiners may have processed 3TG Minerals originating in whole or in part from recycled or scrap sources.

Steps to Improve Due Diligence

The Company expects to take the following steps in 2018, among others, to continue to improve its due diligence measures and to mitigate the risk that the necessary 3TG Minerals contained in the Company’s exclusive brand products benefit armed groups in the DRC or an adjoining country:

•	Continue to assess the presence of 3TG Minerals in the Company’s supply chain;

•	Continue to communicate expectations with regard to supplier performance, transparency and sourcing;

•	Maintain the high response rate in the RCOI process;

•	Continue to compare RCOI results to information collected via independent “conflict-free” smelter validation programs such as the RMAP; and

•	Include provisions relating to 3TG Minerals sourcing into the standard terms and conditions pertaining to our vendor contracts and purchase orders.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current assumptions and expectations. These statements are typically accompanied by the words “expect,” “may,” “could,” “believe,” “would,” “might,” “anticipates,” or words of similar importance. The principal forward-looking statements in this report include our expected refinements to our 3TG Minerals compliance program.

All such forward-looking statements are made pursuant to the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although we believe there is a reasonable basis for the forward-looking statements, our actual results could be materially different. The most important factors which could cause our actual results to differ from our forward-looking statements are (a) the implementation of satisfactory traceability and other compliance measures by our direct and indirect vendors on a timely basis or at all, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG Minerals, whether in the DRC or its adjoining countries, the United States or elsewhere, and (c) those factors set forth in our description of risk factors in Item 1A to our Form 10-K for the fiscal year ended December 30, 2017, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. Forward-looking statements speak only as of the date of this Conflict Minerals Report or, if earlier, as of the date they are made, and we do not undertake any obligation to update any forward-looking statement.